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                                                                       EXHIBIT 2

                     IDENTIFICATION OF MEMBERS OF THE GROUP

      The members of the Group are Thomas D. Simmons, Jr., Simmons Family Trust, Thomas Dudley Simmons, Jr. Marital Trust and Simmons 1987 Basket Trust. Thomas
D. Simmons, Jr. is a Co-trustee of Simmons Family Trust, the Trustee of Thomas Dudley Simmons, Jr. Marital Trust, and the Manager of Simmons 1987 Basket Trust.